UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.) *

                                SKLAR CORPORATION
                                -----------------
                                (Name of Issuer)

      COMMON STOCK, $0.10 par value, Series A Convertible Preferred Stock,
                                 $0.10 par value
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                         (Title of Class of Securities)

                                    58405330
                                   ----------
                                 (CUSIP Number)

  Bari Krein, Esquire 2500 One Liberty Place, Philadelphia, Pennsylvania 19103
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 11, 1989
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP NO. 58403300                                            Page 1 of 4 Pages
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1         NAME OF REPORTING PERSON      Donald Taylor
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |_|
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3         SEC USE ONLY
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4         SOURCE OF FUNDS*
                                        PF
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 |_|
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6         CITIZENSHIP OR PLACE OF ORIGINATION
                                        United States of America
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                       7      SOLE VOTING POWER
                              197,915 shares of Common Stock; 6,550 shares of
      NUMBER OF               Preferred Stock
       SHARES          ---------------------------------------------------------
    BENEFICIALLY       8      SHARED VOTING POWER
      OWNED BY                None.
        EACH           ---------------------------------------------------------
     REPORTING         9      SOLE DISPOSITIVE POWER
       PERSON                 197,915 shares of Common Stock; 6,550 shares of
        WITH                  Preferred Stock
                       ---------------------------------------------------------
                       10     SHARED DISPOSITIVE POWER
                              None.
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11        AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          197,915 shares of Common Stock; 6,550 shares of Preferred Stock
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          26.6% of Common Stock; 29.8% of Preferred Stock
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14 TYPE OF REPORTING PERSON*
                                        IN
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
                                  SCHEDULE 13D
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CUSIP NO. 58403300                                             Page 2 of 4 Pages
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     Item 1.   Security and Issuer.

               This Schedule 13D report relates to the Common Stock, par value $.10 per share, and Preferred Stock, par value $.10 per share, of Sklar Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 889 South Matlack Street, West Chester, Pennsylvania, 19382.

     Item 2.   Identity and Background.

               (a) This statement is filed by Donald Taylor.

               (b) His address is 241 Clonmell-Upland Road, West Grove, PA
          19390.

               (c) Donald Taylor ("Taylor") was appointed a Director of the Issuer in November, 1988 and was elected President in January 1989. From 1986 to 1989 he was retained by the Issuer as a consultant. The Issuer is engaged in the business of importing and distributing surgical, dental and veterinary hand held precision stainless steel instruments. The principle business address of the Issuer is as set forth in Item 1.

               (d) Taylor has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

               (e) Taylor has not been a party, during the last five years, to any civil proceeding or a judicial administrative body of competent jurisdiction which resulted his being subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) Taylor is a citizen of the United States of America.

     Item 3.   Source and Amount of Funds or Other Consideration.

               The funds for all acquisitions by Donald Taylor were personal funds. The amount of funds concerned in the acquisition of such securities as of the date of this report, aggregates approximately $220,598.

                                  SCHEDULE 13D
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CUSIP NO. 58403300                                             Page 3 of 4 Pages
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     Item 4.   Purpose of Transaction.

               The shares of Common Stock and Preferred Stock of the Issuer were acquired by Taylor for investment purposes.

               Except as set forth in this Item, at the time of the purchases Taylor did not have any plans or proposals which relate to or would result in; the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount to assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; any material change in the Issuer's business or corporate structure; causing the Issuer's securities to cease to be authorized to be quoted in an inter-dealer quotation system or to cease to be registered under Section 12(g) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.

               Notwithstanding the forgoing, Taylor is currently aware of the Issuer's intent to cause its Common Stock to cease to be registered under Section 12(g) of the Securities and Exchange Act of 1934.

     Item 5.   Interest in Securities of the Issuer.

               (a) Taylor is presently the beneficial owner of 197,915 shares of Common Stock of the Issuer; which represents approximately 26.6% of the Issuer's 744,423 shares of outstanding Common Stock. Taylor is also presently the beneficial owner of 6,550 shares of Preferred Stock of the Issuer; which represents approximately 29.8% of the Issuer's 21,954 issued and outstanding shares of Preferred Stock.

               (b) Taylor has the sole power to vote or to direct the vote of the 197,915 shares of Common Stock and 6,550 shares of Preferred Stock referred to in Item 5(a) above, and has the sole power to dispose or direct the disposition of such shares.

                                  SCHEDULE 13D
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CUSIP NO. 58403300                                             Page 4 of 4 Pages
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               (c) Transactions by Taylor were as follows*:

                                    Amount
Date             Class of Shares  of Shares   Price Per Share
May 11, 1989     Common Stock       8,200         $0.10
June 11, 1989    Preferred Stock      652        $14.00
July 20, 1989    Preferred Stock      200        $10.02
July 20, 1989    Common Stock       1,600         $0.13
Aug. 16, 1989    Preferred Stock      100        $14.53
Sept. 22, 1989   Preferred Stock       50        $11.18
Nov. 15, 1989    Common Stock       3,456         $0.06
Nov. 15, 1989    Common Stock          30         $3.00
Nov. 29, 1989    Preferred Stock       55        $12.05
Feb. 21,1990     Preferred Stock      125        $14.02
May 7, 1990      Preferred Stock      750        $13.33
June 15, 1990    Common Stock      13,425         $0.13
July 10, 1990    Common Stock       7,756         $0.10
Jan. 1, 1991     Common Stock         200         $1.25
June 1, 1991     Common Stock         400         $0.40
Dec. 31, 1991    Common Stock       7,440         $0.10
Dec. 31, 1991    Preferred Stock      620        $15.65
Dec. 31, 1991    Preferred Stock      930        $15.65
Dec. 24, 1992    Preferred Stock      160        $15.03
June 1, 1995     Preferred Stock      309        $19.74
Nov. 20, 1995    Preferred Stock       11        $25.00
Nov. 20, 1995    Preferred Stock      187        $25.00
Nov. 20, 1995    Preferred Stock      245        $25.00
Nov. 20, 1995    Preferred Stock      888        $25.00
Nov. 20, 1995    Common Stock         113       $0.2041
Nov. 20, 1995    Common Stock         392         $0.20
Nov. 20, 1995    Common Stock         510         $0.20
Nov. 20, 1995    Common Stock         792         $0.20

Nov. 20, 1995    Common Stock       1,172         $0.20
Nov. 20, 1995    Common Stock       1,960         $0.20
Nov. 20, 1995    Common Stock       1,960         $0.20
Nov. 20, 1995    Common Stock       1,960         $0.20
Nov. 20, 1995    Common Stock       2,450         $0.20
June 19, 1996    Common Stock         800         $0.20
June 19, 1996    Preferred Stock      100        $24.97

* Donald Taylor last filed a Schedule 13D on January 11, 1989 when he owned 175,965 shares of Common Stock and 1,638 shares of Preferred Stock. We have included a description of all purchases since January, 1989.

     Item 6. Contract, Arrangements, Understanding or Relations with Respect to the Securities of the Issuer

               None.

     Item 7.   Materials to be Filed as Exhibits

               None.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

          DATED:      December 21, 1998.

                                                  /s/ Donald Taylor
                                                  ------------------------------